Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

August 26, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Transamerica Series Trust (filing related only to Transamerica Global Commodities & Hard Assets VP)
1933 Act File No.: 033-00507
1940 Act File No.: 811-04419

Dear Sir/Madam:

On behalf of Transamerica Series Trust (the “Trust”), we request the withdrawal of the filing of the Registration Statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 on August 22, 2011, accession number 0001193125-11-228252, as the filing relates to Transamerica Global Commodities & Hard Assets VP, Series S000025012, Service Class C000074409 and Initial Class C000074410, and was erroneously filed for Transamerica Janus Balanced VP.

Please direct any questions concerning this filing to the undersigned at (727) 299-1836.

Very truly yours,

/s/ Tanya L. Goins
Tanya L. Goins
Senior Counsel